SCHEDULE 13G

Amendment No. 1
APT Satellite Holdings Limited
American Depositary Receipts
Cusip # 00203R105


Cusip # 00203R105
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	None
Item 6:	None
Item 7:	4,771,500
Item 8:	None
Item 9:	4,771,500
Item 11:	46.93%
Item 12:	HC




Cusip # 00203R105
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	4,771,500
Item 8:	None
Item 9:	4,771,500
Item 11:	46.93%
Item 12:	IN



Cusip # 00203R105
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	4,771,500
Item 8:	None
Item 9:	4,771,500
Item 11:	46.93%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		APT Satellite Holdings Limited

Item 1(b).	Name of Issuer's Principal Executive Offices:

		One Pacific Place, Room 311-3112 31/F
		88 Queensway, Hong Kong

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		American Depositary Receipts

Item 2(e).	CUSIP Number:

		00203R105

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	4,771,500

	(b)	Percent of Class:
	46.93%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	None

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	4,771,500

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the American Depositary Receipts of APT Satellite Holdings Limited. The interest of one person, Fidelity Contrafund, an investment company registered under the Investment Company Act of 1940, in the American Depositary Receipts of APT Satellite Holdings Limited, amounted to
2,274,400 American Depositary Receipts or 22.37% of the total outstanding American Depositary Receipts at June 30, 1997. The interest of one person, Fidelity Select Telecommunications Portfolio, an investment company registered under the Investment Company Act of 1940, in the American Depositary Receipts of APT Satellite Holdings Limited, amounted to
1,223,200 American Depositary Receipts or 12.03% of the total outstanding American Depositary Receipts at June 30, 1997. The interest of one person, Fidelity Trend Fund, an investment company registered under the Investment Company Act of 1940, in the American Depositary Receipts of APT Satellite Holdings Limited, amounted to 531,100 American Depositary Receipts or 5.22% of the total outstanding American Depositary Receipts at June 30, 1997.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.



Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the American Depositary Receipts of APT Satellite
Holdings Limited at June 30, 1997 is true, complete and correct.



	July 8, 1997
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 4,771,500 American Depositary Receipts or 46.93% of the American Depositary Receipts outstanding of APT Satellite Holdings Limited ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity Contrafund, amounted to 2,274,400 American Depositary Receipts or 22.37% of the American Depositary Receipts outstanding. Fidelity Contrafund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity Select
Telecommunications Portfolio, amounted to 1,223,200 American Depositary Receipts or 12.03% of the American Depositary Receipts outstanding. Fidelity Select Telecommunications Portfolio has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	The ownership of one investment company, Fidelity Trend Fund, amounted to 531,100 American Depositary Receiptss or 5.22% of the American Depositary Receipts outstanding. Fidelity Trend Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 4,771,500 American Depositary Receipts owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the American Depositary Receipts owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the American Depositary Receipts under written guidelines established by the Funds' Boards of Trustees.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on July 8, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the American Depositary Receipts of APT Satellite Holdings Limited at June 30, 1997.
	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc.
1/10/96
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Contrafund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary
	Fidelity Select Telecommunications
Portfolio
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary


	Fidelity Trend Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary